Lightlake Therapeutics Inc.
86 Gloucester Place, Ground Floor Suite
London, England W1U 6HP

September 5, 2014

Via EDGAR

John Reynolds, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Lightlake Therapeutics Inc.

Preliminary Proxy Statement on Schedule 14A Filed August 8, 2014

File No. 333-139915

Dear Mr. Reynolds:

We are in receipt of your comment letter dated August 21, 2014 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the staff. For your convenience, the matters are listed below, followed by the Company’s responses:

General

1.	We note that your annual meeting originally scheduled for December 17, 2013 was postponed and rescheduled on October 2, 2014. Please revise to provide disclosure explaining the reasons for the postponement of the December 17, 2013 annual meeting and the consequences to investors. Your disclosure should also address why the meeting was not rescheduled for over nine months.

RESPONSE: Please find attached, as Exhibit A, a blackline showing the changes between our Preliminary Proxy Statement filed on August 8, 2014 and our draft Definitive Proxy Statement which we plan on filing upon the SEC staff communicating to us that they have no further comments to our Proxy Statement.

Please note: 1) that the annual meeting is now on October 14, 2014. This is because we wanted to give our shareholders as much time as possible to vote on our proposals and, in the process of responding to the SEC staff’s comments to our Proxy Statement, we will be mailing out our Definitive Proxy Statement and proxy materials later than expected; and 2) the location of the meeting within London has changed because our address will be changing during the month of September.

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The following disclosure explaining the reasons for the postponement of the December 17, 2013 annual meeting and the consequences to investors as well as the reason the meeting was not rescheduled for over nine months can be found on pages 2 and 3 of Exhibit A:

“The Annual Meeting was postponed because a significant number of our shareholders did not receive the proxy materials prior to the Annual Meeting scheduled for December 17, 2013. The management of Lightlake Therapeutics Inc. (“Lightlake” or the “Company”) does not believe stockholders will suffer any adverse consequences as a result of this postponement. Rather, investors will benefit by receiving updated information as to the operations of the Company since the beginning of the 2014 calendar year. The meeting was not rescheduled for over nine months due to management’s focus on its fiduciary duties to the Company’s stockholders that management concentrate on the day to day operations of the Company.”

2.	We note that the articles of incorporation filed as Exhibit 3(i) to your Form 10-K for the fiscal year ended July 31, 2009 are for a predecessor entity, Madrona Ventures Inc. Please tell us where the most recent version of your articles are filed or otherwise advise.

RESPONSE: We filed a Current Report on Form 8-K on September 4, 2014 disclosing, in Item 5.03, all of the amendments to the Company’s Articles of Incorporation since the Company’s formation as Madrona Ventures Inc.

What is the voting requirement to approve the proposals?, page 5

3.	We note the disclosure within this section that the proposal to approve an amendment to the company’s Articles of Incorporation to increase the amount of authorized shares of common stock will be approved if the votes cast “FOR” the proposal exceeds those cast against the proposal. This is inconsistent with the standard on page 14 which states that the passage Proposal 1 requires the affirmative vote of a majority of our outstanding shares. Please revise to reconcile the voting standards throughout the proxy statement.

RESPONSE: We have revised the proxy statement to reconcile the voting standards throughout the proxy statement. The changes can be found on pages 9 and 28 of Exhibit A.

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Principal Stockholders, page 11

4.	We note that you have omitted information from your beneficial ownership table. Please revise to provide a complete beneficial ownership table as of the most recent practicable date. See Item 6(d) of Schedule 14A as well as Items 403(a) and (b) of Regulation S-K.

RESPONSE: We have revised the proxy statement so that the percentage of common stock owned by each of our Directors and Officers as of the Record Date of August 25, 2014 is disclosed. The changes can be found on page 18 of Exhibit A.

As of the date our Preliminary Proxy Statement was filed, August 8, 2014, there were 177,907,394 of our shares of common stock issued and outstanding. As such, as of August 8, 2014, the Principal Stockholders chart would have read as follows:

Name of Beneficial Owner and Address	Amount and Nature of Beneficial Ownership of Common Stock		Percent of Common Stock (1)
5% Shareholders
None.	-		-%
Directors and Executive Officers
Kevin Pollack	108,000,000	(2)	37.77%

Dr. Roger Crystal	108,750,000	(3)	38.00%

Dr. Michael Sinclair	108,832,000	(4)	38.64%

Geoffrey Wolf	69,080,000	(5)	28.53%

All directors and officers as a group (4 people)	394,662,000	(6)	70.21%

(1) As of August 8, 2014, there were 177,907,394 shares issued and outstanding. Shares of common stock subject to options or warrants currently exercisable or expected to be exercisable with the passage of time, are deemed outstanding for purposes of computing the percentage of the person holding such options or warrants, but are not deemed outstanding for purposes of computing the percentage of any other person.

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(2) This amount includes: (1) 5,500,000 shares of common stock issuable upon the exercise of warrants and (2) 102,500,000 shares of common stock issuable upon the exercise of stock options.

(3) This amount includes: (1) 4,000,000 shares of common stock issuable upon the exercise of warrants and (2) 104,250,000 shares of common stock issuable upon the exercise of stock options.

(4) This amount includes: (1) 28,500,000 shares of common stock issuable upon the exercise of warrants and (2) 75,250,000 shares of common stock issuable upon exercise of stock options.

(5) This amount includes: (1) 34,500,000 shares of common stock issuable upon the exercise of warrants and (2) 16,000,000 shares of common stock issuable upon exercise of stock options. 13,700,000 shares are issuable upon the exercise of warrants held by GTL Investments Limited, of which Geoffrey Wolf is an asset manager.

(6) This amount includes an aggregate of 86,200,000 shares of common stock issuable upon exercise of warrants and 298,000,000 shares of common stock issuable upon exercise of stock options.

The Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Lightlake Therapeutics Inc.

By:	/s/ Kevin Pollack
Name:	Kevin Pollack
Title:	Chief Financial Officer

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